Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is a transcript of Charter’s remarks during its Q4 2015 Earnings Call on February 4, 2016.

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EDITED TRANSCRIPT
CHTR - Q4 2015 Charter Communications Inc Earnings Call

EVENT DATE/TIME: FEBRUARY 04, 2016 / 03:00PM GMT

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FEBRUARY 04, 2016 / 03:00PM GMT, CHTR - Q4 2015 Charter Communications Inc Earnings Call

CORPORATE PARTICIPANTS
Stefan Anninger Charter Communications Inc - VP of IR
Tom Rutledge Charter Communications Inc - President and CEO
Chris Winfrey Charter Communications Inc - CFO

CONFERENCE CALL PARTICIPANTS
Marci Ryvicker Wells Fargo Securities, LLC - Analyst
Mike McCormack Jefferies LLC - Analyst
Ben Swinburne Morgan Stanley - Analyst
Craig Moffett MoffettNathanson LLC - Analyst
Vijay Jayant Evercore ISI - Analyst
Jonathan Chaplin New Street Research - Analyst
Bryan Kraft Deutsche Bank - Analyst
Jeff Wlodarczak Pivotal Research Group - Analyst
Philip Cusick JPMorgan - Analyst
Amy Yong Macquarie Research Equities - Analyst
James Ratcliffe Buckingham Research Group - Analyst

PRESENTATION

Operator

Good morning. My name is Kim, and I'll be your conference operator today. At this time, I'd like to welcome everyone to Charter's fourth-quarter 2015 investors call.

(Operator Instructions)

Thank you. Stefan Anninger, you may begin your conference, sir.

Stefan Anninger - Charter Communications Inc - VP of IR

Good morning, and welcome to Charter's fourth quarter 2015 investor call. The presentation that accompanies this call can be found on our website, at ir.charter.com, under the financial information section. Before we proceed, I would like to remind you that there are a number of risk factors and other cautionary statements contained in our SEC filings, including our most recent proxy statement, and Forms 10-K and 10-Q. We will not review those risk factors and other cautionary statements on this call; however, we encourage you to read them carefully.

Various remarks that we make on this call concerning expectations, predictions, plans and prospects constitute forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ from historical or anticipated results. Any forward-looking statements reflect Management's current view only, and Charter undertakes no obligation to revise or update such statements, or to make additional forward-looking statements in the future. During the course of today's call, we will be referring to non-GAAP measures, as defined and reconciled in our earnings materials.

These non-GAAP measures, as defined by Charter, may not be comparable to measures with similar titles used by other companies. Please also note that all growth rates noted on this call, and in the presentation, are calculated on a year-over-year basis, unless otherwise specified. Joining me on today's call is Tom Rutledge, President and CEO, and Chris Winfrey, our CFO. With that, I'll turn the call over to Tom.

Tom Rutledge - Charter Communications Inc - President and CEO

Thanks, Stefan. Charter Spectrum, our advanced and high value product suite, continues to attract consumers. Our residential and commercial customer growth continues to accelerate, and Charter remains the fastest growing cable company in the United States. By providing highly competitive products at attractive price points, and simple packages with quality service, we'll continue to add customer relationships inside both Charter's Legacy footprint and new Charter's broader footprint.

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FEBRUARY 04, 2016 / 03:00PM GMT, CHTR - Q4 2015 Charter Communications Inc Earnings Call

We'll do that by applying the same customer-friendly operating strategy that Time Warner Cable and Bright House assets, as we migrate those footprints to our Spectrum product, pricing packaging, and customer-friendly operating practices. We finished 2015 with 6.7 million residential and small business customers. For the full year, that base of customers grew by 6%, with residential customer growth growing by 5%, and SMB growing by 17%. We grew our total video customer base by 11,000 relationships in 2015, compared to a loss of 78,000 last year. This is the first time in over a decade that Charter has added video customers over any 12-month period.

Driving that growth is an improved video offering, with better pictures, more HD than satellite, video on demand, and an interactive Guide functionality on every TV outlet, combined with high quality, in-sourced and US-based customer service. All in an easy to understand pricing and packaging structure, which makes our products competitive well beyond the point of sale. We also continued to grow our internet business in 2015. We added nearly 450,000 residential internet customers, up 9% compared to last year.

Our low cost, high speed internet offering provides great value to consumers, whether purchased inside one of our bundles or on a stand-alone basis. Nearly one-third of our total residential customers, close to 2 million customers, are now non-video customers, and that grew about 18% year over year. As of the end of the fourth quarter, nearly 90% of our residential internet customers subscribed to internet service that provided speeds of 60 megabits or more.

We continue to be an industry leader in internet customer growth, by offering high speeds at low price points with no data caps, no usage-based billing, no modem rental fees. And that's been our operating practice for the last four years, and we plan to continue that. In commercial, we also continued to drive accelerating customer growth. After we separated our small business and enterprise segments early last year, we launched new pricing and packaging to both marketplaces, and are seeing the results we expected.

SMB PSU growth accelerated by 30% in 2015, and 47% year over year in the fourth quarter. In time, that accelerating commercial unit growth will drive faster revenue growth, as it has in residential. Business services remains an area of significant long-term opportunity for Charter, and we have demonstrated that we can grow business customers faster with our highly competitive operating strategy. For the full year, we grew our revenue by 7.1%. Excluding advertising, revenue grew by 7.7%, all while taking meaningful lower price increases than in 2014.

Our EBITDA growth, excluding transition costs, grew by 8.5%, and continues to exceed our revenue growth. That EBITDA growth, combined with declining capital intensity, is driving greater free cash flow conversion. We generated approximately $550 million of free cash flow in 2015, up from approximately $170 million last year. Excluding M&A-related costs, our free cash flow was even higher, over $1 billion, up $700 million compared to 2014, on the same basis. So as we continue to grow our EBITDA, and our capital intensity declines, Charter is becoming a meaningful generator of free cash.

In 2016, we have three key priorities. Executing on our core customer growth strategy in both residential and commercial. Making the Spectrum product set even better. And finally, closing and integrating Time Warner Cable and Bright House. Starting with our core customer growth strategy, we remain focused on growing our business by increasing long lasting customer relationships, rather than through just price increases.

We grow loyal customer relationships by going to market with simple, high quality products, Charter Spectrum, which we offer at very affordable prices. And those prices will essentially remain flat in 2016. Over the past four years, we've hired over 7,000 people to help us support our products, with customer service provided by our own people, as opposed to contract labor offshore. In the new Company, we'll need to hire about 20,000 more people to do the same proportionally.

As we train and manage our own employees, we're creating a skilled labor force that is executing higher quality service transactions with our customers when we sell and provision, install, answer billing questions, or handle repairs. Today, nearly 90% of our customer calls are handled onshore and in house, and 95% of our service truck rolls are in house. Those higher quality customer interactions are reducing service transactions, reducing churn, and creating longer customer relationships, supporting greater customer growth and reducing our operating costs.

We're also making Spectrum products even better. Through the course of 2016, we're rolling out our new cloud-based Spectrum Guide. Our initial Spectrum Guide launches are working and scaling well, with positive customer response. Spectrum Guide's more intuitive and feature-rich user interface improves both video search and discovery, fully enables our on-demand offering, and allows us to include internet video in the Guide, which enhances the value of our service.

And because the Guide is cloud-based, and will work across nearly all of our 10 million set top boxes, we can launch and refresh the Guide without purchasing or installing new set top boxes. By avoiding deployment of new boxes, Spectrum Guide minimizes customers' disruption, and accelerates the time to put a modern UI on every outlet. It turns every TV into a connected smart TV, and allows us to integrate third party video services, including over the top providers like YouTube, Netflix, Hulu, and Amazon Prime. Giving customers the ability to search and view all the content they're interested in, without changing consumer owned hardware or devices.

We're also designing Spectrum Guide for dynamic ad insertion, as a way to enhance targeting, and enable programmers to reduce ad loads with less revenue risk. Over the course of 2016, we'll also expand our On Demand library, with thousands of additional titles, and will continue to improve our capabilities on additional devices, with further live On Demand downloadable content to go.

And in the internet, we're beginning to roll out our Spectrum Wi-Fi, which provides unlimited internet access to residential customers when they're outside the home. All of these product improvements and enhancements will be offered to Time Warner Cable and Bright House customers, so they'll fully benefit from the collective product development of these three companies. Turning to our transactions with Time Warner Cable and Bright House, we've made good progress in working with the regulators and other stakeholders, financing the transactions, and planning the integration.

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FEBRUARY 04, 2016 / 03:00PM GMT, CHTR - Q4 2015 Charter Communications Inc Earnings Call

We've met the closing conditions for franchise approvals. And at the federal level, we continue to work closely with the FCC and DOJ, to make sure they have the information they need. And we remain hopeful that the process can be completed in March. In January, we received approval for our transactions from the New York State Public Service Commission. And at the state level, we're still waiting on New Jersey, Hawaii, and California.

We'll continue to work with state authorities to achieve a faster timeline, as we have 90,000 employees waiting to become part of the new Company. And we don't want to delay the significant consumer benefits that our transactions deliver. From a balance sheet, employee and operational perspective, we're ready to close. In early November, we completed the process of placing our acquisition financing in the debt markets, and have additional financing commitments if needed.

We're making good progress on integration plans, focusing on organizational structure and systems, all-digital new pricing and packaging, Spectrum Guide, And WorldBox rollouts. Our integration, planning and investments, including in-sourcing of various IT product and service platforms, will allow us to project uniform pricing, packaging and services across a national footprint, which will accelerate the integration of the three companies. Those cloud infrastructure investments include a billing isolation layer, a new provisioning architecture, and a unified biller-agnostic customer service platform in call centers and in the field.

These investments will help to simplify product, standardize service interactions in a consistent way, without the time, cost, and risk of migrating multiple third party platforms. These transactions bring significant benefit to all of our stakeholders. For consumers, these transactions will mean better products at better prices, with high quality service. And our new Company will be a significant contributor to the continued development of our national broadband infrastructure, by bringing faster internet speeds to more homes, in more places, with pro-consumer practices. We look forward to closing shortly so that we can produce the transaction benefits to the communities we serve. Now, I'll turn the call over to Chris.

Chris Winfrey - Charter Communications Inc - CFO

Thanks, Tom. I mentioned on our last call that we migrated our customer reporting methodology to match the approach used by our peers in advanced closing, in dual report, last quarter and this quarter. The results we issued today in our press release and trending schedule present our residential customer results using the doors methodology. Our SMB video customers are now based on relationships instead of EBUs, and we separately report enterprise PSUs to reflect our recent organizational changes.

Our P&L presentation similarly separates SMB revenue from enterprise revenue. And obviously, our new presentation approach does not impact our overall financial results. Any customer PSU revenue and adjusted EBITDA trends that you see under the new methodology used today are very similar to the trends that you'd see under the previous methodology. In fact, on pages 2 and 4 of today's trending schedule, provide our results under the prior presentation methodology, as well, to provide the transparent transition.

So starting with slide 8 of today's presentation, during the fourth quarter, we grew residential PSUs by 191,000, versus 151,000 last year. And in video, we added 29,000 residential customers, versus a loss of 3,000 last year. In residential internet, we added 115,000 customers, and we grew residential voice customers by 47,000. Over the last year, our residential customer base has brown by 294,000, or by 5%. And over the same period, residential ARPU was up by 2.3%, driven by a larger triple play base and step-ups, minus rate adjustments, partially offset by continued single play internet growth.

As slide 10 shows, our customer growth, combined with our ARPU growth, resulted in year-over-year residential revenue growth of 7.2%, compared to 8.3% last year, as we had lower rate increases in 2015. In commercial, we added 28,000 SMB PSUs, versus 19,000 in the prior year. And that improvement is being driven by a greater focus on customer types falling, and the separation of our SMB and enterprise groups. And by the launch of new pricing and packaging to the SMB marketplace in early 2015.

Total commercial revenue grew by approximately 12%, and continues to reflect the same short-term ARPU pressure that we saw in residential, when we initially launched our new pricing repackaging in the middle of 2012. Our advertising revenue is down about 19% year over year, driven by a $16 million decline in political in the fourth quarter, given last year's election cycle. In total, our fourth-quarter revenue was up by 6.4% year over year, 7.6% excluding advertising. And for the full year, as Tom mentioned, we grew our revenue by 7.1%, 7.7% excluding advertising.

In dollar terms, revenue grew by nearly $650 million. If you exclude advertising, 2015 revenue grew by $678 million, more than the $645 million in 2014. So we're pleased with the continued increase in revenue, especially when you consider that we took more modest rate increases than in 2014. Most of our 2015 revenue growth came from customer relationship growth. Turning to fourth-quarter operating expense and adjusted EBITDA on slide 11, total operating expense grew by $89 million, or 5.9% year over year, with transition OpEx counting for $22 million over total OpEx this quarter.

These types of costs will eventually become integration costs post-closing. Excluding transition, total expenses grew by 5.3%. And on a full-year basis, again excluding transition, our expense base grew by $372 million year over year. That compares to $433 million in 2014. So if you step back, we're growing more dollars of revenue, with less dollars of expense growth. Back to fourth-quarter expenses. Programming expense grew by $49 million, accounting for about half of the year-over-year increase in total operating expense.

The 7.9% increase in fourth-quarter programming was driven by contractual rate increases, growth in our expanded video customer base over the last year, higher penetration of our tiers, and the launch of new channels, including the Dodgers. Cost to service customers, which includes field operations, customer care and network operating cost, was flat year over year, despite residential and SMB customer relationship growth at 5.6%. We continue to get more efficient with lower service transaction volumes.

Other costs grew by $28 million, or about 15% year over year. And that's driven by some additional corporate and administrative labor expense, which includes the in-sourcing of IT and software development resources and enterprise. As well as property taxes on previous CapEx, and higher casualty claims due to more

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FEBRUARY 04, 2016 / 03:00PM GMT, CHTR - Q4 2015 Charter Communications Inc Earnings Call

in-sourced employee base. Excluding transition-related expenses, fourth quarter adjusted EBITDA grew by 8.4% year over year, which exceeds our revenue growth. Keep in mind that fourth quarter 2014 also benefited from political advertising.

Moving to slide 13, fourth-quarter capital expenditures totaled $548 million, with $49 million related to M&A transaction spend from the activities Tom covered. Those platform investments began with the Comcast transactions, and have provided us a head start to provide a uniform product and service package to TWC and Bright House customers post-closing. Excluding all digital and transition CapEx in both periods, our fourth-quarter CapEx was up by just over $24 million, or 5%. That's driven primarily by investments in product development and timing.

For the full year 2015, and when excluding transition CapEx, our CapEx totaled $1.725 billion, as expected. In 2016, excluding the impact of transition CapEx and acquisitions, we expect CapEx as a percentage of revenue to continue to decline year over year, for Charter on a standalone basis. Fourth-quarter free cash flow totaled $80 million, just below last year's level. And the modest decline was driven by the impact of transition OpEx, CapEx, and the largest and most obvious one being the interest related to our acquisition financing.

For the full year, our reported free cash flow grew to approximately $550 million, up from $170 million last year, with adjusted EBITDA up, CapEx down, a positive working capital contribution, offset by transaction and transition costs. And as Tom mentioned, excluding the impact of our transactions, specifically, for the full year, $72 million of operating expense, $115 million of CapEx, $260 million of cash interest, and $70 million of transaction cost and other expenses, our 2015 full-year free cash flow, adjusted for the transaction spend, was over $1 billion, and over $9 per share.

At December 31, our leverage ratio was 4.1 times, on an LTM basis. So we've reached the low end of our target leverage range of 4 to 4.5 times. In November, we issued $2.5 billion of high yield notes, to help finance our proposed transaction with TWC. And that placement, combined with the $19.3 billion of financings that we completed in July and August, totals the $21.8 billion of debt that we have in escrow, on the balance sheet, to finance our transactions.

So we fully placed all the financing for our transactions in the debt markets, assuming that TWC shareholders would elect the $100 cash option. At close, we still expect to be levered about 4.5 times or lower. And that 4.5 times leverage is based on the new Charter's 2015 estimated adjusted EBITDA, and also includes $500 million of year one synergies. Similar to Charter today, new Charter will be in a position to mechanically de-lever through adjusted EBITDA and cash flow growth. Our target leverage for new Charter will remain 4 to 4.5 times, but we will look to manage our leverage to the lower end of that range, and we're committed to maintaining an investment grade index rating at the secured level, with first lien leverage under 3.5 times.

To the extent that the $115 cash election were chosen by TWC shareholders, we also have a $4.3 billion high yield bridge in place to cover our needs. We should mention, this morning, we launched a $1.5 billion 144-A offering, the proceeds of which we intend to retain until the TWC shareholder election and closing. Turning to our tax assets on slide 15, at the end of the year, we had $8 billion of tax basis in our assets, and $11.3 billion in NOLs, for a total of $19.3 billion in tax assets, about $700 million more than we had at the end of 2014.

The year-over-year increase in the total tax assets was primarily driven by our previously disclosed partnership liquidation that we executed in the third quarter. Some of our tax base has also moved over to the NOL bucket in the course of 2015, given regular depreciation and amortization, utilization of bonus depreciation, and accelerated tax benefits related to new tangible property regulations. Net present value of those tax assets are worth well over $3 billion today, and the combined tax assets at new Charter will be worth well over $6 billion in NPV, for the reasons we've highlighted previously. We don't expect new Charter to be a significant cash taxpayer until 2018. And even then, at a significantly reduced cash tax rate for several years.

Operator, we're ready for questions now.

QUESTION AND ANSWER

Operator

(Operator instructions)

Your first question comes from the line of John Hodulik with UBS.

Tom Rutledge - Charter Communications Inc - President and CEO

John, are you there?

Stefan Anninger - Charter Communications Inc - VP of IR

Operator, why don't we move on to the next one, and if John comes back on, we'll take him in a following question.

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FEBRUARY 04, 2016 / 03:00PM GMT, CHTR - Q4 2015 Charter Communications Inc Earnings Call

Operator

Thank you. Marci Ryvicker with Wells Fargo.

Marci Ryvicker - Wells Fargo Securities, LLC - Analyst

Tom, you mentioned pricing being flat in 2016 versus 2015. But then Chris, you said there were modest increases in 2015 over 2014. So just want to make sure that we heard this right. There won't be any rate increases across your products in 2016? That's the first question. And then Chris, you gave us CapEx, a light guide for 2016. Anything on programming cost you can tell us? Either to be aware of seasonally, by quarter, or a growth rate? Thanks.

Chris Winfrey - Charter Communications Inc - CFO

Marci, there are no material rate increases in 2016 planned.

Marci Ryvicker - Wells Fargo Securities, LLC - Analyst

And that's been consistent, correct?

Chris Winfrey - Charter Communications Inc - CFO

Yes. Yes. On programming cost, we don't typically give guidance. We're not going to do it today. But I think what I would say is that, the back half of last year, you saw a continued high amount of programming cost increase, but at a lower rate than it had been. And that's where we are today. So for Charter, on a standalone basis, of course, that's not where we intend to be. We're in that range that you're seeing in the financials today.

Marci Ryvicker - Wells Fargo Securities, LLC - Analyst

Okay, then I have one follow-up. On the sub results, I'm assuming this is due to better churn. That's been consistent what we've heard from Time Warner Cable and Comcast. Any comment on churn versus gross adds?

Tom Rutledge - Charter Communications Inc - President and CEO

Our gross adds are up and our churn is down. Both.

Marci Ryvicker - Wells Fargo Securities, LLC - Analyst

Got it. Thank you.

Operator

Your next question comes from the line of Mike McCormack with Jefferies.

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FEBRUARY 04, 2016 / 03:00PM GMT, CHTR - Q4 2015 Charter Communications Inc Earnings Call

Mike McCormack - Jefferies LLC - Analyst

Thanks. Tom, just maybe a quick comment. We heard more clarity coming out of Comcast yesterday, regarding the Spectrum auction. Your thoughts on that auction going into 2016? And then maybe just a quick comment on what you're seeing, with respect to off-promo churn? It seems like those customers are not churning out, but just wanted to verify that. Thanks.

Tom Rutledge - Charter Communications Inc - President and CEO

Right. With regard to the auction, we're not in exactly the same place as Comcast, because we have this pending transaction. And at this point, we can't be assured of what our footprint is. And so it's difficult for us to participate in the auction without regulatory clarity. And we haven't -- for instance, even in the Time Warner assets and Bright House assets, we know there's an MB&O, but we haven't actually seen it. And so we have a lot of unknowns, in terms of our ability to participate.

We've considered participating by potentially filing the application. But if the timeline is as projected, we're not going to really be able to do it, given our regulatory status. With regard to off-promo churn, we've been reducing our churn throughout the year, as a result of the quality of our products. And our off-promo churn is not inconsistent with that general trend.

Mike McCormack - Jefferies LLC - Analyst

Okay. Thanks, Tom.

Stefan Anninger - Charter Communications Inc - VP of IR

Thanks, Mike. Operator, next question please.

Operator

Your next question comes from the line of Ben Swinburne with Morgan Stanley.

Ben Swinburne - Morgan Stanley - Analyst

Good morning. Can you guys talk a little bit about the revenue drivers for 2016 versus prior year, since you're not taking a rate increase? In other words, do you expect to get more volume, because you typically put a price increase, and you're not going to? So the revenue growth will be shifted more to volume in 2016? And maybe any more color on your decision process there? And then I just was wondering if you could talk about DOCSIS 3.1? And what the technology road map looks like for Charter, in deploying that across -- at least the standalone footprint? Thanks.

Tom Rutledge - Charter Communications Inc - President and CEO

Sure. So Ben, if you take a step back to the high level, 2015 had very little in the way of price increases, as well. So 2016 is not going to be that dramatic. The reality is, if you're growing your residential customer base at 5% plus, there's not much that you need to be doing on the rate side, and you can be extremely competitive, and go to grow and provide value to consumers. And so 2016, we have more momentum in the marketplace than we did coming in to 2015. And there's even less need than in the past to have to take rate increases.

You also have SMB and enterprise, which right now you've seen a decelerating trend on revenue growth, but an accelerating trend on PSU growth. And we'd expect that, over time, SMB and enterprise would perform a lot like residential did in the late 2012, 2013 timeframe. And our goal is to re-accelerate the growth for revenue, not just customers and PSUs on that side, as well. Clearly, we're in a political advertising year, as well. And sometimes, that's unclear how much of that is going to flow to you.

But similar to what we've done in prior years, we'll always isolate that political advertising, so that people have clarity around it, so that they can isolate the growth rates in the good and in the bad. So we'll be doing that throughout the course of this year, as well. So I don't think that -- to put it bluntly, I don't think that a lower amount of rate increase really has a dramatic impact, because of our improved ability to grow.

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FEBRUARY 04, 2016 / 03:00PM GMT, CHTR - Q4 2015 Charter Communications Inc Earnings Call

Ben Swinburne - Morgan Stanley - Analyst

That's helpful. Thank you. Anything on 3.1?

Tom Rutledge - Charter Communications Inc - President and CEO

Yes, with regard to 3.1, we didn't specifically plan for it in Legacy Charter in this fiscal year. But the modems will become available commercially later this year, and we think that it's possible that we'll start to deploy those modems, in lieu of 3.0 modems. But we don't have a specific plan to do that yet. But over the next 18 months, this platform is going to become available to the industry, at commercially deployable pricing. And we expect that we will begin the transition in the new Company over that timeframe.

Ben Swinburne - Morgan Stanley - Analyst

Thank you.

Stefan Anninger - Charter Communications Inc - VP of IR

Thanks, Ben. Kim, next question, please.

Operator

Your next question comes from the line of Craig Moffett with Moffett.

Craig Moffett - MoffettNathanson LLC - Analyst

Thank you. Tom, I wonder if you could just update us on the rollout of your Spectrum Guide? Your IP-agnostic or legacy set top box-agnostic Spectrum Guide? And whether you can update the timing of when that will be fully deployed to your footprint? And then Chris, if you could comment on the longer-term capital intensity outlook with that platform? Capital intensity hasn't really come down quite as quickly as we would have expected. I think longer term, your guidance has suggested that it come down well below 15%. (technical difficulty) If you could put numbers around that, in broad terms, if you could?

Tom Rutledge - Charter Communications Inc - President and CEO

So with regard to the Guide, we're rolling it out now, and we have the ability to roll it out inside our own footprint this year, meaning the existing footprint. The transition process of integrating the other companies, and building a game plan to roll it out, is going to take longer. And so we will not -- assuming we close sometime in the near future on those companies, we're not going to get them completely rolled out this fiscal year, but I think we can begin the process by the end of this year.

The big issue, interestingly, we've gotten all the bugs that we think could exist out of this system, and it works very well. The choice before us will be, do we roll it out on every outlet en masse? Or do we roll it out incrementally, to just new customers, and then begin to make it optional to existing customers? And the tension there is that there's some people that just are confused by new user interfaces. And you have to manage that process of the customer education, as well as the desire to get a highly functional UI out in front of everyone, simultaneously. So we're still wrestling with the right rollout strategy. But operationally, it works very well, and it's capable of being fully deployed.

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FEBRUARY 04, 2016 / 03:00PM GMT, CHTR - Q4 2015 Charter Communications Inc Earnings Call

Chris Winfrey - Charter Communications Inc - CFO

And Craig, on capital intensity, you're right. A lot of people focus on CPE as being one of the big drivers, and it is primarily because it's the easiest to model. So the drivers around that are -- once you've gone all digital, you need less CPE per transaction. So just by going all-digital, on a go-forward basis, you require less CPE for every gross add. The second element is that we're buying boxes at dramatically lower prices, well over a 50% reduction from where we were buying that. And that's being driven by the introduction of WorldBox, but even the path to getting to WorldBox produced those type of prices for us.

And by extending the life of CPE through Spectrum Guide, that obviously has a big impact on capital intensity. The pieces that are, in some respects, even more material but harder to model, include that the business is increasingly becoming more cloud-based. And by developing and putting platforms in the cloud, as opposed to at the local level -- you can think of video on demand as just one type of example -- you can get a better scale on any cable system by doing that, and become more efficient from a capital perspective.

Another area that's also harder to model is that today, when you take a look at TWC, Charter and Bright House, three companies doing their own development and building and standing up of platforms, whether that's data centers or product development or IT platforms. And that gets to be done in a single instance, as opposed to three different times, so that there's a benefit to the transaction, of putting these three companies together, and being able to develop faster, and at a cheaper cost per passing or per dollar of revenue.

And the final one -- I think this is the one that's probably the most misunderstood -- I think you're referencing the proxy statement that we had, that had CapEx forecast as, simply when you have higher revenue growth -- and you can take a look at our results today. When you have higher revenue growth, you have a higher dollar value of revenue per passing. In an environment where a good portion of your capital expenditure is fixed capital spend. And so simply by growing revenue faster, you can drop your capital intensity by having a better utilization of a fixed set of assets, and a fixed capital cost.

And so that's the piece that I think that's the most misunderstood is, in this proxy statements, which I'm not sitting here and reiterating today, although we were intelligent when we put them together, the reality is, those CapEx dollars weren't decreasing. The capital intensity was declining significantly, for all the reasons I mentioned. But a big driver of that is simply being able to drive higher revenue growth on a fixed set of passings.

Tom Rutledge - Charter Communications Inc - President and CEO

And one more item is that if you reduce operating expenses by reducing transactions, the capital infrastructure that supports the operating expenses is also reduced.

Craig Moffett - MoffettNathanson LLC - Analyst

(multiple speakers) Thanks, that's helpful.

Chris Winfrey - Charter Communications Inc - CFO

Same applies to EBITDA, as well, and why you can grow your EBITDA at even faster rate than revenue, from the same principles.

Stefan Anninger - Charter Communications Inc - VP of IR

Kim, we'll take our next question please.

Operator

Your next question comes from the line of Vijay Jayant with Evercore.

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FEBRUARY 04, 2016 / 03:00PM GMT, CHTR - Q4 2015 Charter Communications Inc Earnings Call

Vijay Jayant - Evercore ISI - Analyst

Thanks. Tom, you mentioned that you had hopes that the deal could close in March. And we read that California PUC is holding out for a later date, and I understand you've had some meetings there. Any color you can share on that discussion? And then, your view on the FCC's attempt of introducing this [all-vid] ability for customers to buy boxes elsewhere? And what that means, especially within the context of your WorldBox initiatives? Thanks.

Tom Rutledge - Charter Communications Inc - President and CEO

Right. With regard to the regulatory approval process, we're reasonably confident that the FCC and DOJ are on track to stay within the shot clock that they've imposed on themselves, and that they're committed to that. And we're trying to move California in, which we think is, really, the only thing that would extend it out.

And so we've petitioned that California move us up in their docket, and we have yet to hear on whether that's going to happen or not. With regard to all-vid type -- we haven't seen the proposal yet, really, fully. And -- but we think it's a very dynamic marketplace, and that the business is moving toward app-based display and cloud-based display. And that we'll want to work carefully with the FCC, as they attempt to change the marketplace as it currently exists.

Vijay Jayant - Evercore ISI - Analyst

Great. Thank you.

Stefan Anninger - Charter Communications Inc - VP of IR

Operator, next question please.

Operator

Your next question comes from the line of Jonathan Chaplin with New Street Research.

Jonathan Chaplin - New Street Research - Analyst

Thanks. Two quick questions, if I may. On your cost to serve customers, it was flat year over year. Have we gotten to a point where you've put all of the infrastructure in place that you need for the existing Charter business? And you should start seeing operating leverage on that cost base? And we noticed the same trend with selling expenses, as well.

And the second question was just on the trends we're seeing in broadband subscriber growth, for the industry in general. It's been a phenomenal quarter, and just a great year, of accelerating growth for the industry. We think that's being driven by strong secular tail winds. Is there any reason we shouldn't see continued acceleration and growth in 2016? Thanks.

Tom Rutledge - Charter Communications Inc - President and CEO

The cost to serve and selling expenses, it really ties to some of the financial discussions we've already had, in terms of efficiency. And yes, we think that Charter, standalone Charter, continues to get more efficient. And as a result of the infrastructure we've put in place, and the practices we've put in place, and the changes we've done to our customer service operation, all of which ultimately improved customer life, customer satisfaction and reduced transaction volume in the business, which reduces selling expenses and cost to serve.

Broadband growth, I think, is an opportunity for us. The Charter story, and I think the story for the new Charter, is that it's an under-penetrated business. And if you look at the market share that the telcos have in internet service, and the satellite companies have in video service, and the share that telcos have in business services, we have a lot of growth in front of us. And we have good products that are driving that growth.

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FEBRUARY 04, 2016 / 03:00PM GMT, CHTR - Q4 2015 Charter Communications Inc Earnings Call

Stefan Anninger - Charter Communications Inc - VP of IR

Operator, we'll take our next question, please.

Operator

Your next question comes from the line of Bryan Kraft with Deutsche Bank.

Bryan Kraft - Deutsche Bank - Analyst

Good morning. Two questions. First, you mentioned that you'll be hiring 20,000 people to in-source functions. Just wondering what the time period is, that you'll be ramping up these costs to hire and train these new people, before they fully hit the ground running? While at the same time, you've got the outsource labor still doing the day-to-day functions, and how long it takes to really work through that process?

And then the other question I had was for Chris. Chris -- and I apologize if I missed this in your prepared remarks. But can you help us understand better the $1.8 billion increase in the value of the tax loss carry-forwards since last year? Thank you.

Tom Rutledge - Charter Communications Inc - President and CEO

Bryan, the in-sourcing is a proportional analysis of what we've done at Charter over the last four years, and how that applies to the assets we're acquiring, given their scale. And in many ways, the level of outsourcing in Time Warner and Bright House is equivalent to what existed inside Charter. And the time -- you're right, there is a timeline issue there. And there is a moment where you have costs of outsourcing, while you're training new people. And you have capital intensity, while you're building new call centers, and buying trucks and tools and test equipment.

All of which we had to do at Charter, in order to get the operating model that we're currently enjoying running. And we'll have the same obligation, and the same challenges, as we go forward in the new Company. But it will result, ultimately, in a higher return on investment than we'd get otherwise.

Chris Winfrey - Charter Communications Inc - CFO

Also, the new Charter will have the transaction synergies to help fund and bridge those types of investments, going forward.

Tom Rutledge - Charter Communications Inc - President and CEO

And it's also fair to say the new assets have less issues, in terms of plant maintenance and other things of that nature, that were neglected at Charter, because of its bankruptcy, that had to be fixed before we could even begin to improve the customer service.

Chris Winfrey - Charter Communications Inc - CFO

So Bryan, on the tax assets, I did mention a few things in the prepared remarks. We had, overall, the tax assets, an increase. And one of the biggest drivers occurred inside of the third quarter. We had the collapse of the partnership, which produced some additional step-up in [day sys], pretty significant. And then over the course of the year, we had the regular depreciation and amortization, and the continued D&A of our excess tax basis.

We also, in a material way, utilized the bonus depreciation, which has now been extended, which isn't something that Charter had historically done a lot of. And we also had tax benefits inside the year, due to new tangible property regulations, generally, and some that applied to the cable industry specifically. And so, as a result of all those factors, we had overall increase in tax assets. And we had a shift of what was inside the overall tax basis into the loss carry-forward category.

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FEBRUARY 04, 2016 / 03:00PM GMT, CHTR - Q4 2015 Charter Communications Inc Earnings Call

Bryan Kraft - Deutsche Bank - Analyst

Okay, great. That's helpful. Thank you.

Stefan Anninger - Charter Communications Inc - VP of IR

Thanks, Bryan. Kim, next question please.

Operator

Your next question comes from the line of Jeff Wlodarczak with Pivotal Research.

Jeff Wlodarczak - Pivotal Research Group - Analyst

Good morning. A number of cable operators in the US and Europe have been moving fairly aggressively into customer self-install, which seems to be helping out their financial results. Can you talk about where you guys are on self-install? And broadly speaking, the upside you see from moving more aggressively there? And then I've got a followup.

Tom Rutledge - Charter Communications Inc - President and CEO

Jeff, it's Tom. Yes, we think there's a lot of upside there, and none of that has been realized in our current results. And none of that is actually in our models that we've presented to you in our proxy. So that's an added opportunity for us, going forward. We do think that, in an all digital world, you can go to a self-provisioning environment. And one of the things we've been doing is building the infrastructure, from a billing and servicing perspective, so that we can do that. Not just against Legacy Charter, but against the new assets, as well, and move quickly to a world where customers can go online, order equipment, have it delivered to them, and self-install it, because the installation remains hot.

We've also designed some security, so that we can ensure the integrity of content, meaning that content goes where it's sold, by designing software that can let us know where boxes are in relationship to each other. And we've begun deploying that software. So we're ready to go with that, over the next year or two, and it will go along with our all digital project. You take a significant amount of churn transactions, physical transactions out of the business, if you get it right.

Jeff Wlodarczak - Pivotal Research Group - Analyst

Great. And then the follow-up, on the price increase, or the lack of one this year. Can you confirm, you did have a broadcast fee increase in the fourth quarter. Was that a dollar? Or what was that, if I'm correct?

Chris Winfrey - Charter Communications Inc - CFO

The whole change was less than 1% of total revenue. I don't know the exact figure (multiple speakers).

Jeff Wlodarczak - Pivotal Research Group - Analyst

Okay. But you did have a modest increase in the fourth quarter?

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FEBRUARY 04, 2016 / 03:00PM GMT, CHTR - Q4 2015 Charter Communications Inc Earnings Call

Tom Rutledge - Charter Communications Inc - President and CEO

We had a very small increase. I don't remember if it was $0.70 or something, in that category, inside of -- call it October. And that was a lower amount of increase, relative to what it was in Q4 of 2014. So the important thing to keep in mind is yes, there was a little bit there, but it was lower than it was in Q4 2014.

Jeff Wlodarczak - Pivotal Research Group - Analyst

Got it, thank you.

Chris Winfrey - Charter Communications Inc - CFO

And later, as well, [watching it].

Stefan Anninger - Charter Communications Inc - VP of IR

Thanks, Jeff. Kim, next question please.

Operator

Your next question comes from the line of Phil Cusick with JPMorgan.

Philip Cusick - JPMorgan - Analyst

I was amused with your letter to customers, regarding the Time Warner Cable price increase. And I wonder if you can help us think about where the net prices are, for different types of customers today, yours versus Time Warner Cable? And as well as how things are billed? And how we should think about the transition of Time Warner Cable revenue, as you move those new prices through, over the next year? Thanks.

Tom Rutledge - Charter Communications Inc - President and CEO

I don't know what letter you were referring to, to Time Warner customers. We didn't send any letter to our customers, that I'm aware of.

Philip Cusick - JPMorgan - Analyst

Wasn't there's an open letter to Time Warner customers, after their price increase?

Tom Rutledge - Charter Communications Inc - President and CEO

It wasn't from us.

Philip Cusick - JPMorgan - Analyst

I'm sorry, I'm confused.

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FEBRUARY 04, 2016 / 03:00PM GMT, CHTR - Q4 2015 Charter Communications Inc Earnings Call

Tom Rutledge - Charter Communications Inc - President and CEO

Time Warner Cable is still an independent company. And if they sent a letter to their customers, I didn't see it.

Philip Cusick - JPMorgan - Analyst

So maybe just the net question, anyway, on pricing. How yours versus Time Warner Cable?

Chris Winfrey - Charter Communications Inc - CFO

How we'd transition, post-close?

Tom Rutledge - Charter Communications Inc - President and CEO

How do we transition, post-close? Or what's the difference between us and them?

Philip Cusick - JPMorgan - Analyst

What's the difference between you and them, for a similar type of customer? And how do you transition that over the next year?

Tom Rutledge - Charter Communications Inc - President and CEO

Our plan is to move Time Warner and Bright House customers into our model, like we did Legacy Charter into our model, of building high quality products at good prices. And having customers move into those price and package scenarios, based on their voluntary desire to get all the new service and functionality that we put into those products. And so we'll build a similar model, inside of Time Warner and Bright House, going forward. And as a result of that, we expect to accelerate growth in those markets, and generate the kind of returns that we have forecasted. That's the basic notion.

Philip Cusick - JPMorgan - Analyst

So should we expect some revenue disruption during that period?

Tom Rutledge - Charter Communications Inc - President and CEO

We will, I think, have a similar outcome, as to what we've had in Charter over the last four years.

Chris Winfrey - Charter Communications Inc - CFO

Yes, so Phil, if you go back into time, all the way back to late 2012, when we came out and told the market what we were doing with new price packaging. In essence, we told people that we were going to take pricing down on every single one of our products. We were going to invest more in service, and we were going to invest more on every transaction, by putting more equipment and gear into the home. And that's how we were going to make money, which is a little bit counterintuitive.

Until you think about the fact, by lowering the pricing on every single one of your product, you have the opportunity to sell more over time, and get more revenue per household, and get more efficient for all the reasons that we talked about. So we told people, at the time, that success would be defined by accelerating [in

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FEBRUARY 04, 2016 / 03:00PM GMT, CHTR - Q4 2015 Charter Communications Inc Earnings Call

other] customer relationship growth, better sell-in to multiple products in the household, PSU growth as a result. And then, several quarters on, you'd see a re-acceleration of the revenue growth, which would be stunted, short-term, by putting in the high value pricing and packaging.

And then, over time, you'd see EBITDA growth and reduction of capital intensity. All of which you've see at Charter, and it does provide the baseline model. The differences being, going forward, is we think we can do it faster because of the status of where TWC and Bright House are already at, in terms of the quality of the plant, and some improvements even in the past year. And the fact that we'll have transaction benefits, as a result, that can be re-invested into the business along the way, to bring better products, faster, to the TWC and Bright House customers.

Philip Cusick - JPMorgan - Analyst

Got it. Thanks, guys.

Stefan Anninger - Charter Communications Inc - VP of IR

Thanks, Phil. Kim, next question please.

Operator

Your next question comes from the line of Amy Yong with Macquarie.

Amy Yong - Macquarie Research Equities - Analyst

Thanks, Tom. Can you just talk about the evolution of the bundle? And triple play penetration has been growing nicely, both at Time Warner Cable and Charter, but how might that change as skinny bundles gain traction? Or perhaps, generally, internet packages? Thank you.

Tom Rutledge - Charter Communications Inc - President and CEO

You could still have triple play in a skinny bundle world. Triple Play refers to voice, data and video. And so you could -- if one could comprise or build skinny bundles that worked in the marketplace in a significant way, meaning customers adopted them, kept them, and were happy with them, you could still build the package products that would make sense for consumers.

So I don't think it has any direct impact on triple play potential, or any other bundled potential. That said, 96% of our customers are still expanded basic customers. So it's a -- the big package is still what most people take, in our markets today. And if, in fact, programmers allow their content to be sold in skinny bundles, which I think would be very consumer friendly, it would -- you could still build high-quality packages that would work in the marketplace, in my opinion.

Amy Yong - Macquarie Research Equities - Analyst

Great. Thank you.

Stefan Anninger - Charter Communications Inc - VP of IR

Kim, we have time for one last question.

Operator

Your last question comes from the line of James Ratcliffe with Buckingham Research Group.

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FEBRUARY 04, 2016 / 03:00PM GMT, CHTR - Q4 2015 Charter Communications Inc Earnings Call

James Ratcliffe - Buckingham Research Group - Analyst

Two quick ones, if I could. First of all, on set top boxes, you mentioned bringing in internet video into the fold, as well. Were you talking about OTT services? And given that, how important do you think cross-platform search is, to be able to make such an integration work? And secondly, you mentioned, on video gross adds being up, how much of that do you think is, the pool of gross adds are up or improved? Versus your share of the pool of gross adds are up? And for churn, any color on -- any shifts of where the video disconnects are going? Are they competitive services, or just dropping video entirely? Thanks.

Tom Rutledge - Charter Communications Inc - President and CEO

Okay. There's a lot in that question. Yes, I think cross-platform search would be consumer friendly. Almost all of our customers -- or the vast majority of our customers subscribe to us and over the top services. And we want our customers to be fully satisfied in their video experience, and have that be as seamless an experience as possible. And therefore, given the movement to On Demand programming, and the volume -- the sheer volume of products available, you need to be able to search and find and discover products in a much more efficient way than people have historically stumbled onto television.

And that's why we're building the UI. We're building -- and it's fully capable of doing cross-platform search. There are business issues around that, that we're working through with parties, but it's what customers deserve. With regard to gross adds and the share, where they're coming from, I'm not sure whether they're the economic -- or the macroeconomic situation has changed at all, because growth rates in the country, and for all [NBPDs]. We think that in our -- where we operate, our video share is about 50%.

And so we think that we have a tremendous upside to grow our own business, with the quality of video services that we can build and provide, and with the service infrastructure we've built around that. I do think -- we've talked about the macro issues previously, and the pressures on video, most of which I think are economic. The costs have been high. It does look like costs have moderated a little bit on the margin. And that's partially because over the top is affecting the value of content, in a good way, from our perspective.

And so I'm not -- we'll have to look at the macro trends. But in terms of what our growth opportunities are, our biggest growth opportunity is to take video share from existing providers. Assuming that we have better products and services.

James Ratcliffe - Buckingham Research Group - Analyst

Great. Thank you.

Stefan Anninger - Charter Communications Inc - VP of IR

Thanks, James. That's all we have time for today. Thanks for joining, everyone, and we'll see you next quarter.

Tom Rutledge - Charter Communications Inc - President and CEO

Thank you very much.

Operator

Ladies and gentlemen, this concludes today's conference call, and you may now disconnect.

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FEBRUARY 04, 2016 / 03:00PM GMT, CHTR - Q4 2015 Charter Communications Inc Earnings Call

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This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

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